Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Predecessor
	Company	Successor Company
	Ten Months Ended	Two Months Ended
	October 31,	December 31,	Year Ended December 31,
	2002	2002	2003	2004	2005	2006
Income from continuing operations before income tax	$1,986,590	$27,973	$132,841	$135,510	$300,576	$413,934

Add:
Fixed charges	170,435	13,302	85,897	74,665	105,077	133,012
Amortization of capitalized interest	3,716	743	6,779	7,179	3,067	5,142

Less:
Interest capitalized	8,239	971	6,825	2,598	9,544	13,483
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—	—

Earnings as adjusted	$2,152,502	$41,047	$218,692	$214,755	$399,176	$538,605

Preferred stock dividends:	—	—	—	—	—	—
Effective income tax (benefit) provision rate	—	—	—	—	—	—

Preferred stock dividends on pre-tax basis	—	—	—	—	—	—

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$151,579	$10,469	$64,623	$55,113	$72,470	$89,379
Interest capitalized	8,239	971	6,825	2,598	9,544	13,483
Portion of rent expense representative of interest (30%)	10,617	1,862	14,449	16,954	23,063	30,150

Fixed charges	$170,435	$13,302	$85,897	$74,665	$105,077	$133,012

Ratio of earnings to fixed charges	12.63	3.09	2.55	2.88	3.80	4.05